itaú

# Announcement to the Market

**ITAÚ UNIBANCO HOLDING S.A.** ("Itaú Unibanco" or "Company") informs its stockholders and the general market that its Board of Directors has approved the proposal for an intragroup corporate restructuring aimed at the merger of Banco Itaucard S.A. ("Itaucard") into the Company ("Transaction").

Itaucard is a wholly owned subsidiary of Itaú Unibanco and currently has no operational activities, as the main activities previously carried out by this entity have already been transferred to the Company or to its subsidiaries. Accordingly, the purpose of the Transaction is to extinguish Itaucard, as detailed in the Management Proposal disclosed on this date on the Company's Investor Relations website and on the websites of the Brazilian Securities and Exchange Commission (CVM) and B3, in connection with the Annual and Extraordinary Shareholders' Meetings to be held on April 28, 2026, with the Transaction to be resolved upon under the agenda of the Extraordinary General Meeting.

The merger of Itaucard with the consequent extinction of this company is aligned with the rationalization of the use of resources within the Itaú Unibanco Conglomerate and the optimization of its structures and business, aimed at providing greater efficiency and synergy of the activities performed.

Lastly, we should clarify that given the absence of minority stockholders in Itaucard and considering that Itaucard is a wholly owned subsidiary of Itaú Unibanco: (i) there will be no exchange ratio or capital increase in the Company; (ii) the rules regarding withdrawal rights from dissenting stockholders will not be applicable; and (iii) the Transaction will not result in financial impacts for the Company. It is further informed that the completion of the Transaction will be subject to approval by the Central Bank of Brazil.

São Paulo, March 27, 2026.

**Gustavo Lopes Rodrigues**

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Relações com Investidores +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores